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                                 EXHIBIT 28.1

                             HEMACARE CORPORATION
                            4954 Van Nuys Boulevard
                            Sherman Oaks, CA 91403

                                 NEWS RELEASE




-- AT THE COMPANY --
Hal I. Lieberman, President and CEO
Sharon C.  Kaiser, Vice President and CFO
JoAnn Stover, Director, Investor Relations
  and Corporate Secretary
818-986-3883

RELEASE DATE: March 5, 1998                                    NASDAQ:HEMA


             HEMACARE CORPORATION ADOPTS SHAREHOLDERS' RIGHTS PLAN AND ANNOUNCES 1997 FOURTH QUARTER AND ANNUAL RESULTS


     LOS ANGELES - - - - HemaCare Corporation announced the adoption of a shareholder Rights Plan to protect the interests of the Company's shareholders. As a part of the Rights Plan, the Board of Directors declared a dividend of rights to purchase shares of a new series of preferred stock or, upon the occurance of certain events, the common stock of the Company or an acquiror (the "Rights"). The dividend of one Right for each outstanding share of the Company's common stock is payable on March 10, 1998 to shareholders of record as of March 3, 1998. Until the occurrence of the events specified in the Rights Plan, the Rights will be represented by the existing common stock share certificates and will trade with the common stock. A summary of the Rights Plan will be mailed to each shareholder of record on the dividend date. Further information about the Rights Plan is available on Form 8-K, filed by the Company on March 5, 1998.

     Alan C. Darlington, the Company's Interim Chairman commented, "The Company's Board of Directors believes that the Rights Plan represents a sound and reasonable means of protecting the best interests of HemaCare's shareholders by assuring that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company. It is not intended to prevent an acquisition of the Company on terms that are favorable to all shareholders." Mr. Darlington continued, "We are not aware of any proposed takeovers or planned acquisitions at the present time."

     The Company also announced fourth quarter net income of $278,000, or $0.04 per share, including a $173,000, or $.02 per share gain, on the disposal of discontinued operations. This compares to net income of $8,000, or less than $.01 per share, for fourth quarter of 1996. Annual 1997 net income was $330,000, or $.05 per share, compared to a 1996 annual net loss of $490,000, or $.08 per share. The 1997 annual net income included a $293,000, or $.04 per share gain on the disposal of discontinued operations, compared to a 1996 gain on the disposal of discontinued operations of $600,000, or $.09 per share. Annual 1997 net income from continuing operations was $.01 per share, compared to a 1996 annual loss from continuing operations of $.17 per share.

     The 1997 annual and fourth quarter net income resulted from the Company's focus on its core competencies and reduction of losses from its St. Louis-based operations which were sold in August 1997. According to Mr. Darlington, HemaCare is committed to building on its strengths and to developing a business strategy which is responsive to the ongoing challenges in today's healthcare marketplace.
                                     - more -
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Each of HemaCare's operations is being reviewed for its ability to meet these challenges and provide value to the Company's shareholders." Mr. Darlington commented further, "The Board of Directors is evaluating growth opportunities which leverage HemaCare's existing assets and complement the Company's existing, profitable operations."

     As previously reported on Form 10-Q filed November 14, 1997, the Company's common stock is listed on the Nasdaq SmallCap Market ("Nasdaq"). On February 23, 1998, the new minimum bid price requirements contained in NASD Marketplace Rule 4310(c)(04) (the "Rule") became effective. The Rule requires, among other things, that issuers listed on Nasdaq maintain a minimum bid price of one dollar. On February 27, 1998, Nasdaq notified the Company that it is not in compliance with the minimum bid price requirement. The Company has until May
28, 1998 to regain compliance with the Rule. Compliance may be achieved if the Company's common stock trades at or above the minimum requirement of one dollar for at least 10 consecutive trade days. If the Company is unable to achieve compliance by May 28, 1998, Nasdaq has informed the Company that it will issue a delisting letter which will identify the review procedures available to the Company at that time. The Company is presently assessing the options available to achieve compliance with the Rule and intends to retain its Nasdaq listing.

                            CORPORATE BACKGROUND

HemaCare has been a leading provider of blood products and services since its inception in 1978. The Company's operations, located in southern California, are focused on providing blood products and services to hospitals and hospital groups.

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